355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM /AFFILIATE OFFICES
April 17, 2013		Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR AND FEDEX Duc Dang Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Rexford Industrial, Inc. Confidential Draft Registration Statement on Form S-11 Submitted March 7, 2013 CIK No. 0001571283

Dear Mr. Dang:

On behalf of Rexford Industrial, Inc. (the “Company”), we are hereby submitting Draft Registration Statement #1 on Form S-11 (the “Amended Submission”). The Amended Submission has been revised to reflect the Company’s responses to the comments received by facsimile on April 3, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Confidential Draft Registration Statement on Form S-11, which was initially submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on March 7, 2013 (the “Draft Submission”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes five copies of the Amended Submission, three of which have been marked to show changes from the initial filing of the Draft Submission.

April 17, 2013

General

3.	Please supplementally provide us with copies of all written communications as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or that will participate in your offering.

Response: The Company has informed us that (i) no written materials have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act to potential qualified institutional buyers or institutional accredited investors and (ii) no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering. The Company also confirms that it will supplementally provide the Staff with copies of any such written materials if they are used by the Company or anyone authorized to use them on the Company’s behalf.

Distribution Policy, page 18

4.	Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of projected available cash and the projected dividend. As applicable, please address the comparability of your pro forma results to your reasonable beliefs about results over the next twelve months.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 53 of the Amended Submission to provide a tabular illustration of its estimated cash available for distribution for the 12 months following the offering, calculated on the basis of adjustments to pro forma projected loss before noncontrolling interests for the 12 months ending December 31, 2013, including the ratio of estimated available cash and its projected dividend distribution. The Company respectfully submits that providing the basis for the Company’s calculation of its initial intended dividend provides useful information to investors.

We could incur significant costs…., page 37

5.	We note your disclosure here that some of your properties “have been” impacted by contamination and, in the next risk factor, that some properties may contain mold or have other air quality issues. Where known, please identify the properties that are impacted by contamination, mold, or other air quality issues.

Response: The Company’s disclosure with respect to environmental contamination is not intended to convey that any particular property or group of properties is impacted by contamination in a material way; rather, it is intended to inform investors that the industrial real estate business often involves dealing with properties that in the past may have had environmental issues, and that the risk exists that the Company or its subsidiaries may in the future face obligations to investigate or remediate environmental conditions at their properties. The Company is not aware of any specific environmental impacts to its properties which are material.

The Company’s disclosure regarding mold and indoor air contamination is similarly not intended to convey that any particular property or group of properties is materially impacted by mold or indoor air contamination; it is intended to inform investors that the risk exists for the industrial real estate business and that the Company could be obligated to respond to such issues in the future. The Company is not aware of any specific mold or indoor air contamination impacts to its properties which are material.

April 17, 2013

Dilution, page 55

6.	Please include a table comparing the relative contributions of the affiliates of the Rexford Funds and the new investors or advise. Please refer to Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 55 of the Amended Submission to provide the requested table. The Company undertakes to provide numerical data for this table as soon as such data has been established.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

7.	Please revise to include a more detailed discussion of leasing activity for the periods discussed, including the amount of new leases and renewed leases executed, and the amount of leases that were not renewed. With respect to renewed leases, please provide quantitative disclosure comparing the rental rates on expiring leases with the rates on the new leases.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 61 of the Amended Submission.

8.	Here or in your properties subsection, please discuss why your portfolio does not experience occupancy rates that are consistent with the percentages discussed on page 75.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 61 of the Amended Submission.

April 17, 2013

Scheduled Lease Expirations, page 61

9.	Considering the leases scheduled to expire during the next two years, please revise your disclosure here or elsewhere, as applicable, to discuss the relationship between market rents and expiring leases.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 61 of the Amended Submission.

10.	It appears that the weighted average in-place remaining lease term of 2.28 years is significantly impacted by the expirations in the next two years. Please tell us your expectations regarding the possible duration terms of renewal and new leases for such space and the basis for such expectations, if possible.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 61 of the Amended Submission.

Our Properties, page 84

11.	We note the calculation of annualized base rent for the purposes of these tables. Please clarify for us how the exclusion of rent abatements impacts, if at all, the base rent and rental figures disclosed in this section. Also, please tell us whether any other rent adjustments are provided to tenants.

Response: In response to the Staff’s comment, the Company has revised the footnote disclosures appearing on pages 8 through 11 and pages 88 through 93 of the Amended Submission to disclose the total amount of abatements. The Company generally does not provide other rent concessions to tenants.

12.	Please tell us if you are able to provide the weighted average duration of your 16% vacancy.

Response: In response to the Staff’s comment, the Company has revised page 61 of the Amended Submission to disclose in more detail the weighted average vacancy duration at its in-service properties, as well as the weighted average vacancy duration at its properties in redevelopment and repositioning.

Lease Expirations, page 93

13.	Considering upcoming lease expirations, please expand, in future filings, the lease expiration table to a 10 year period if the aggregate percentage of annualized rent in leases that will expire after five years is material.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 93 of the Amended Submission to reflect lease expirations for a ten-year period in the lease expiration table.

April 17, 2013

Directors and Executive Officers, page 97

14.	Please revise to describe the business experience during the past five years for each person, including dates and principal occupation and employment.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 97 through 99 of the Amended Submission.

15.	For each director, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 97 through 98 of the Amended Submission.

Rexford Industrial, Inc. Pro Forma Consolidated Financials, F-1

16.	We note that you are accounting for your formation transaction as a combination of entities under common control. Please clarify to us how you determined that each of these entities is under common control. Generally to obtain common control, an individual or enterprise holds more than 50% of the voting ownership interest of each entity or a group of shareholders holds more than 50% of the voting ownership interest of each entity with a written agreement to vote a majority of the entities’ shares in concert. In your response list all of the entities involved and the principal’s ownership percentage of each entity that is being combined.

Response: In response to the Staff’s comment, the Company has further considered and analyzed whether each of the entities comprising the Company’s predecessor are under common control. As a result of this additional consideration and analysis, the Company has concluded that (1) the entities that make up the Company’s predecessor, Rexford Industrial, LLC (“Industrial”), Rexford Sponsor, LLC (“Sponsor”) and Rexford Fund V REIT, LLC (“Fund V REIT”), are not under common control even though each of the entities and the underlying properties are commonly managed, have common, but not identical ownership and make up 100% of the assets pre and post-IPO; and (2) the formation transactions result in a business combination between Industrial and Sponsor/Fund V REIT with Industrial as the accounting acquirer in accordance with FASB Accounting Standards Codification (“ASC”) 805, Business Combinations.

In arriving at the Company’s conclusions, the Company first evaluated whether common control exists amongst Industrial, Sponsor and Fund V REIT considering how each of the predecessor entities are owned, managed and organized. Next, it evaluated which entity in the transaction, including the Company, would be considered the accounting acquirer for business combination purposes. The Company’s analysis in arriving at these conclusions is as follows:

April 17, 2013

Consideration of Common Control

In analyzing whether common control exists between Industrial, Sponsor and Fund V REIT, the Company first considered how Industrial, Sponsor and Fund V REIT are owned by the Company’s predecessor principals, Howard Schwimmer, Michael Frankel and Richard Ziman. Industrial is owned 38% by Howard Schwimmer, 20% by Michael Frankel, 40% by Upstream Partners, LLC and 2% by other individuals. Upstream Partners, LLC (“Upstream”) is an entity that is owned 35% by Richard Ziman and 65% by three individuals who are unrelated to one another. Sponsor is owned 36% by Howard Schwimmer, 34% by Michael Frankel and 30% by Richard Ziman. Fund V REIT is the investment vehicle for outside investors and is less than 3% owned by Howard Schwimmer, Michael Frankel and Richard Ziman and their affiliates. Industrial is the managing member and controls the asset owning entities Rexford Industrial Funds (“RIF”) I through IV. Sponsor and Fund V REIT are co-general partners of and jointly control the asset owning entity RIF V. Industrial controls RIF’s I through IV and Sponsor/Fund V REIT jointly control RIF V since the non-managing members/limited partners in each of those entities do not have any participating rights or “kick-out” rights in accordance with the consolidation provisions of ASC Section 810-20-25. As such, Industrial consolidates RIF’s I through IV and Sponsor/Fund V REIT combined consolidates RIF V.

The table below summarizes the current ownership of Industrial, Sponsor and Fund V REIT.

Individual/Entity	Industrial	Sponsor	Fund V REIT
Howard Schwimmer	38%	36%	< 0.5%
Michael Frankel	20%	34%	< 0.5%
Richard Ziman	14% effective ownership (i.e. 35% of Upstream’s 40%)	30%	< 2%
Others	28% effective ownership (i.e. 65% of Upstream’s 40% plus 2% of other members)	0%	97%+

Second, the Company considered the management structure of Industrial, Sponsor and Fund V REIT through review of the respective LLC Agreements and noted that Howard Schwimmer is the managing member of Industrial and Howard Schwimmer, Michael Frankel and Richard Ziman, manage Sponsor and Fund V REIT as a committee. Based on Industrial’s LLC Agreement, Howard Schwimmer controls Industrial as the managing member. Conversely, Sponsor and Fund V REIT are both jointly controlled by Howard Schwimmer, Michael Frankel and Richard Ziman since decisions are made through a majority vote between the three predecessor principals. In all instances, control is determinative as the non-managing members in each of those entities do not have any

April 17, 2013

participating rights or “kick-out” rights in accordance with the consolidation provisions of ASC Section 810-20-25, nor are there any other agreements that would compel the predecessor principals to vote their interests in concert.

As such, there does not appear to be a combination of assets or entities under common control in accordance with ASC Section 805-10-15-4 as it relates to Industrial and Sponsor/Fund V REIT, nor is there a transaction involving identical common ownership as noted above. Accordingly, the formation transactions would constitute a business combination in accordance with U.S. generally accepted accounting principles, or “GAAP”.

Accounting Acquirer Considerations

Since the formation transactions resulted in a business combination, the Company’s analysis next considered which entity amongst Industrial, Sponsor/Fund V REIT or the newly formed registrant, Rexford Industrial, Inc. was the accounting acquirer. The determination of the acquiring entity in a business combination requires further analysis of the facts using ASC Sections 805-10-55-10 through 55-15. ASC Section 805-10-55-15 states that “a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14 of the Codification. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.” The Company’s analysis of which entity is the accounting acquirer is as follows:

Alternative A – Rexford Industrial, LLC or Rexford Sponsor, LLC/Rexford Fund V

REIT, LLC as the Accounting Acquirer

As a result of the IPO (the “Rexford IPO”) and the formation transactions, the new entity is the Company, and in addition to raising equity through the Rexford IPO, the Company’s planned management team has been and will be throughout the IPO registration process, running the businesses that will be acquired by the Company including (1) negotiating and arranging new debt to refinance the existing mortgage loans and (2) identifying potential acquisition targets. However, the Company’s anticipated management team is also the management team of the Industrial, Sponsor and Fund V REIT and the most significant part of the formation transactions is the contribution of the 59 pre-existing assets and the management companies into the Company for common units, REIT Shares or a combination thereof, and in very limited situations, cash to the extent an individual investor is not an accredited investor. Further, the Company before the transaction is non-substantive as discussed further in Alternative B below and is only the vehicle to raise equity and facilitate the formation transactions and the Rexford IPO. As such, the Company believes that it would need to look to the factors listed in ASC Sections 805-10-55-10 through 55-14 to identify the accounting acquirer.

April 17, 2013

Based on the analysis of those factors, it appears that Industrial is the accounting acquirer since:

•

Over 80% of the net asset value on an estimated fair value basis is controlled by Industrial making it the largest entity among Industrial, Sponsor and Fund V REIT. In addition, Industrial’s controlling member, Howard Schwimmer, is the largest individual member of the two Rexford management companies, Industrial and Sponsor (ASC Sections 805-10-55-13 and 55-14)

•

Howard Schwimmer, the controlling member of Industrial, along with other non-controlling members of Industrial and RIF’s I through IV will receive the largest minority voting position in the combined entity after taking into account the potential exchange of the common units into voting REIT Shares (ASC Section 805-10-55-12(a));

•

The contributed properties owned by RIFs I through IV are controlled and managed by Industrial, whose (i) principals will be the executive management team of the Company and (ii) its current employees will be the employees of the Company. Rexford Sponsor V, LLC does not have any employees, but rather uses Industrial’s employees to manage RIF V’s properties (ASC 805-10-55-12(d)) for a market-based fee;

•

Industrial’s management team and employees are the team running the businesses that will be acquired by the Company including (1) negotiating and arranging new debt to refinance the existing mortgage loans and (2) identifying potential acquisition targets (ASC 805-10-55-12(d)).

As a result, the Company concluded that the combination of Industrial with the Company is a combination of entities under common control. As described in FASB ASC 805-50-15-6 paragraph a., an example of transactions between entities under common control includes an entity that “charters” a newly formed entity and then transfers some or all of its net assets to that newly formed entity. This is the fact pattern that is occurring in the Rexford IPO and formation transactions as it relates to Industrial and the Company. In the Rexford IPO and formation transactions, management of the Rexford Predecessor companies created the Company and the Company’s operating partnership (“OP”) for the purpose of effecting the contribution of the net assets in the Rexford Predecessor companies in exchange for equity in the Company and/or the OP. As such, the Company believes the reorganization and contribution of the entities controlled by Industrial, the accounting acquirer, in connection with the Rexford IPO and formation transactions is a combination of entities under common control and, therefore, not a business combination under ASC Section 805. The creation of the Company and its OP, the decision to contribute Industrial into the Company’s OP concurrently with the consummation of the Rexford IPO, and the decision to initiate the Rexford IPO at all, was made and controlled by Rexford Industrial, Inc. Predecessor’s management team. As such, the Company does not believe this reorganization is a substantive transaction and thus, believes it should be accounted for at Industrial’s historical basis.

April 17, 2013

Alternative B – Rexford Industrial, Inc. as the Accounting

Acquirer

As mentioned above, the previous owners of Industrial, Sponsor and Fund V REIT, including RIF’s I through V, will lose control of the assets upon completion of the Rexford IPO. This loss of control could be interpreted on a very literal basis to result in a business combination, and in accordance with ASC Section 805-10-55-10, the Company would be determined to be the accounting acquirer in this business combination. This conclusion would depend solely on the premise that the controlling financial interest is now being held by the Company’s public stockholders and that those stockholders have gained control of the assets.

However, the Company does not believe that a business combination has occurred as it relates to Industrial and the Company, nor does the Company believe that the Company is an acquirer as defined in ASC 805 or based on the guidance in SAB 97. The Company is a vehicle established by the Rexford’s Predecessor Companies’ management team to combine and then sell a portion of its previously controlled assets. The public owners of the Company will be comprised of numerous unrelated individual investors. None of these investors independently will control the Company and the public investors will not constitute a collaborative group. The Company’s charter will contain an ownership limit, limiting any single public stockholder to an ownership percentage in the Company of less than 9.8%. As such, the Company does not see a rationale that the Company should apply purchase accounting to the Industrial assets, as they will not be controlled after the Rexford IPO by the public stockholders.

SAB 97 addresses when two or more businesses combine in a single business combination just prior to or contemporaneously with an IPO. In particular, SAB 97 indicates that the combination of two or more businesses should be accounted for in accordance with ASC Section 805, Business Combinations. Pursuant to SAB 97, even when no combining company’s shareholders obtain more than 50% of the combined company’s outstanding shares, one of the combining companies must be identified as the accounting acquirer. SAB 97 presumes that the combining company whose shareholders receive the largest ownership interest in the combined company is the accounting acquirer, unless objective and verifiable evidence rebuts that presumption. Purchase accounting is applied to all of the acquired companies, resulting in the assets and liabilities of the acquired companies generally being recorded at fair value. Assets contributed by the shareholder identified as the accounting acquirer should retain their predecessor basis.

The Company believes SAB 97 applies to a portion of the Rexford IPO and formation transactions as it relates to the contribution of Industrial and its controlled subsidiaries (i.e. RIF’s I through IV) into the Company. For accounting purposes, this, in substance, requires the contribution of Industrial to the Company to be accounted for at predecessor basis, and the contribution of Sponsor/Fund V REIT/RIF V to be accounted for at Industrial’s (the accounting acquirer) new basis in Sponsor/Fund V REIT/RIF V as a result of applying purchase accounting to this entity since it is not under common

April 17, 2013

control with Industrial. The subsequent IPO also should be accounted for in accordance with its substance – a capital raising transaction (i.e., the issuance of Company equity for cash).

More generally, a view that the Company should be considered the accounting acquirer would conflict with established, long-standing practice that has been applied in the accounting treatment of numerous IPO transaction structures, both before and after the effectiveness of ASC Section 805. That accounting would ignore the fact that Industrial has been controlled by Howard Schwimmer before the Rexford IPO and formation transactions. Consider a simple illustration of a carved-out business that is transferred into a new entity by its owner. The owner then IPO affects an IPO of the new entity, after which the owner (which thereafter is only a partial owner) does not control the new entity or the carved-out assets. Treating the new IPO entity as the accounting acquirer would require a new basis in all carved-out assets as of the date of the IPO. The Company has noted that there are a number of IPO transactions completed after the effectiveness of ASC Section 805 and older IPO transactions completed before the effectiveness of ASC Section 805 where the predecessor basis in the carved-out assets was carried into the new IPO entity. The general reason is that, in long-standing practice, public investors, which by definition are disparate, independent and unrelated, are not considered under GAAP to be accounting acquirers within the scope of purchase business combination accounting. Transactions such as the one illustrated here are accounted for as capital raising transactions. The Company believes that the concepts described by this illustration are directly applicable to the subject transaction insofar as accounting for Industrial is concerned.

From an investor perspective, it is the case that under the principles of ASC Section 810, the owner in the illustration above, would establish a new basis in any remaining investment in the assets that are part of the new IPO entity. Also, the new public investors would establish new, initial bases in their proportionate share of the assets of the new IPO entity. However, without a large collaborative group as described in ASC Section 805-50-S99, pushdown of these new bases is prohibited. And public investors, by definition, are not part of a collaborative group; thus, pushdown accounting would not be permitted.

The consequence of interpreting that a loss in control results in (1) a business combination among the registrant and all the assets being contributed to that registrant and (2) the registrant being designated the accounting acquirer, would require marking all pre-IPO assets to their fair value in every registrant IPO transaction completed subsequent to January 1, 2009. As discussed above, this interpretation would even impact situations where a group of legacy assets was entirely owned and controlled by one individual, and those legacy assets were contributed to the registrant vehicle solely for the purpose of facilitating an IPO, which the Company does not believe is the intention, nor the correct interpretation, of ASC Section 805 and SAB 97 for the reasons discussed above. As such, the Company has concluded that it would not be the accounting acquirer for purposes of applying ASC 805.

April 17, 2013

Summary and Conclusions

In summary, for the reasons noted above, the Company believes that Rexford Industrial LLC and its controlled subsidiaries (i.e. RIF’s I through IV) appear to be the accounting acquirer in accordance with GAAP. Further, the contribution of Rexford Industrial LLC and its controlled subsidiaries along with the other two Rexford Predecessor companies, Rexford Sponsor LLC and Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries (i.e. RIF V), will result in a business combination of entities not under common control. Therefore, the Company believes the assets being contributed by Rexford Industrial, LLC and its controlled subsidiaries should be carried forward at their historical cost basis upon completion of the IPO and the formation transactions while the contributed assets of Sponsor and Fund V REIT would be “stepped-up” to fair value through an increase to the combined Rexford Predecessor’s equity.

As a result of the further analysis noted above, the Company has amended its draft registration statement on Form S-11 accordingly to reflect the combination of Rexford Industrial, LLC and Rexford Sponsor LLC/Rexford Industrial Fund V REIT, LLC as a business combination.

Exhibit Index

17.	We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

Response: The Company advises the Staff that it will file all required exhibits as promptly as possible. The Company further advises the Staff that it has provided the Staff supplementally, as Appendices A and B to this letter, drafts of the legal and tax opinions.

18.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: The Company advises the Staff that, with respect to the exhibits that the Company intends to file “form of” agreements, the Company intends to execute those agreements concurrently with the closing of the offering. Accordingly, the Company will not be in a position to file final, executed copies of such agreements prior to the effectiveness of the registration statement. The Company acknowledges that the incomplete exhibits may not be incorporated by reference and that it will refile each such exhibit in final, executed form as an exhibit to the Company’s first Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the Commission following the consummation of the offering, as required. The Company further advises the Staff that, to the extent any such agreements are executed prior to the effectiveness of the registration statement, the Company will file a final, executed copy of such agreements prior to the effectiveness of the registration statement.

April 17, 2013

*            *             *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8640 to discuss them.

Very truly yours,

/s/ Bradley A. Helms
Bradley A. Helms, Esq.
of LATHAM & WATKINS LLP

cc:	Richard Ziman

Howard Schwimmer

Michael F. Frankel

Julian Kleinforfer, Esq.

LETTERHEAD OF VENABLE LLP

[DRAFT]

            , 2013

Rexford Industrial, Inc.

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

Re:	Registration Statement on Form S-11

Commission File No 333-

Ladies and Gentlemen:

We have served as Maryland counsel to Rexford Industrial, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of the issuance and sale of up to                  shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including up to                  shares of Common Stock which the underwriters in the Offering (as defined herein) have the option to purchase, in an underwritten initial public offering (the “Offering”) of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), to be filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the Prospectus included therein, substantially in the form in which they will be transmitted to the Commission for filing under the Securities Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

Rexford Industrial, Inc.

            , 2013

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VI of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

Rexford Industrial, Inc.

            , 2013

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating thereto, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

APPENDIX B

355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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Rexford Industrial, Inc. 11620 Wilshire Boulevard, Suite 300 Los Angeles, CA 90025

Re:	Registration Statement on Form S-11 Commission File No 333-

Ladies and Gentlemen:

We have acted as tax counsel to Rexford Industrial, Inc., a Maryland corporation (the “Company”), in connection the registration of the issuance and sale of up to          shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including up to          shares of Common Stock which the underwriters in the Offering (as defined herein) have the option to purchase, in an underwritten initial public offering (the “Offering”) of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), to be filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”).

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company and its subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company and its subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, dated as of the date hereof (the “Officer’s Certificate”). With your permission, we have assumed that the conclusion reached in the opinion of Venable LLP, counsel for the Company, dated as of the date hereof, with respect to certain matters of Maryland law is correct and accurate.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of all of the facts set forth in the

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above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us that are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1.	Commencing with its taxable year ending December 31, 2013, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for such taxable year and thereafter; and

2.	The statements set forth in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity for any purpose without our prior written consent, which may be granted or withheld in our discretion, provided

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that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law and persons purchasing Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the Registration Statement under the captions “U.S. Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,